CUSIP No. 92847W103	13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Vital Farms, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

92847W103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes in the Form of Schedule 13G).

CUSIP No. 92847W103	13G

1		NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
SJF Ventures III, L.P. (“SJF III”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,829,520
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,829,520
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,829,520
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%
12		TYPE OF REPORTING PERSON*
PN

CUSIP No. 92847W103	13G

1		NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
SJF Ventures IIIA, L.P. (“SJF IIIA”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
271,210
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
271,210
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
271,210
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7%
12		TYPE OF REPORTING PERSON*
PN

CUSIP No. 92847W103	13G

1		NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
SJF GP III, LLC (“SJF GP”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,829,520
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,829,520
	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,829,520
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%
12		TYPE OF REPORTING PERSON*
OO (Limited Liability Company)

CUSIP No. 92847W103	13G

1		NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
SJF GP IIIA, LLC (“SJF GPA”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
271,210
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
271,210
	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
271,210
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7%
12		TYPE OF REPORTING PERSON*
OO (Limited Liability Company)

CUSIP No. 92847W103	13G

Item 1(a)	Name of Issuer:
Vital Farms, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
3601 South Congress Avenue, Suite C100, Austin, Texas 78704

Item 2(a)	Name of Person Filing:
SJF Ventures III, L.P.
SJF Ventures IIIA, L.P.
SJF GP III, LLC
SJF GP IIIA, LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:
200 N. Mangum Street, Suite 203
Durham, North Carolina 27791

Item 2(c)	Citizenship:

Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number:

2847W103

Item 3.	If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

CUSIP No. 92847W103	13G

(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Not applicable.

Item 4.	Ownership.

See Items 5-11 of cover sheets attached hereto.  SJF Ventures III, L.P. (“SJF III”) directly holds 1,829,520 shares and SJF Ventures IIIA L.P. directly holds 271,210 shares, (“SJF IIIA” and with SJF III, the “SJF Entities”). SJF GP III, LLC (“SJF GP”) is the general partner of SJF III and SJF GP IIIA, LLC (“SJF GPA”) is the general partner of SJF IIIA. Richard Defieux, David Griest, Arrun Kapoor, Alan Kelley, David Kirkpatrick and Cody Nystrom (collectively, the “Managing Directors”) are the managing members of each of SJF GP and SJF GPA and, as a result, may be deemed to share voting and investment power with respect to the shares held by each of the SJF Entities, and each Managing Director disclaims beneficial ownership of such shares pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

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CUSIP No. 92847W103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2021

SJF Ventures III, L.P.
By: SJF GP III, LLC, its General Partner
/s/ Alan Kelley
Name: Alan Kelley
Title: Managing Director

SJF Ventures IIIA, L.P.
By: SJF GP IIIA, LLC, its General Partner
/s/ Alan Kelley
Name: Alan Kelley
Title: Managing Director

SJF GP III, LLC
/s/ Alan Kelley
Name: Alan Kelley
Title: Managing Director

SJF GP IIIA, LLC
/s/ Alan Kelley
Name: Alan Kelley
Title: Managing Director